For immediate release

CINAR PROVIDES SHAREHOLDERS WITH CONSOLIDATED FINANCIAL INFORMATION

Montréal, (Qc) Canada – May 24, 2002 – CINAR Corporation today released unaudited consolidated financial information to shareholders, for the three-month periods ended February 28, 2002 and 2001.  The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation’s 2001 Annual Report.

Highlights of the Financial Information

Consolidated revenues for the three-month period ended February 28, 2002 were $21.3 million, a decrease of 9.9% over the $23.6 million of revenues earned by the Company for the three-month period ended February 28, 2001.  Education revenues increased from $13.5 million to $15.5 million, a 14.8% increase reflecting the continued growth of the Education Division.  Entertainment revenues decreased from $10.1 million in 2001 to $5.8 million in 2002 largely due to a drop in both the current levels of production as well as library sales.

Gross margin increased from $8.2 million to $10.8 million.  Education gross margin increased from $7.3 million to $8.2 million, maintaining a relatively stable margin of 52.8% of Education revenue for February 28, 2002 compared to 54.1% for February 28, 2001. Entertainment gross margin for the three-month period ended February 28, 2002 was $2.6 million compared to $0.9 million for the corresponding period of 2001. The increase in Entertainment gross margin is largely due to sales of library titles which have been fully amortized, a reduction in our distribution expenses following the restructuring undertaken in November 2001 as well as a foreign exchange gain.

Selling, general and administrative expenses decreased from $10.0 million to $9.3 million.  The decrease is mainly the result of a restructuring undertaken by the Company of its Entertainment division during 2001, offset by an increase in expenses in our Education division related to its continued growth.

Amortization of acquired film libraries, fixed assets and goodwill reduced moderately from $2 million for the three-month period ended February 28, 2001 to $1.8 million for the corresponding period of 2002.

Interest expense for the period totaled $30,000 compared to $0.7 million for the corresponding period in 2001.  As previously reported, the Company repaid its term credit facility in full during 2001.

Unusual items resulted in a net reduction in expenses of $1.2 million, made up of professional fees of $0.6 million offset by a recovery of $1.8 million from Globe-X Management Limited related to amounts previously reserved.  This compares to a net expense of $1.1 million for the corresponding period of 2001.

The Company’s share of earnings in TeleTOON remained constant at $0.8 million.

The Company recorded a tax recovery of $0.2 million for the three-month period ended February 28, 2002 compared to a provision of $1.6 million for the corresponding period of 2001.  The provision recorded in 2001 was mostly a result of non-recoverable foreign taxes.

The net income for the three months ended February 28, 2002 was $1.9 million or $.05 per share compared to a loss of $7.7 million or $.19 per share for the corresponding period of 2001.

The Company used $0.1 million of cash in operations for the quarter ended February 28, 2002 compared to $9.8 million for the corresponding quarter of the year 2001.  This improvement is mainly due to better results from operations, lower production investments and other favorable changes in asset components.

As previously reported, on April 26, 2002, CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States.  The plaintiffs agreed to receive an aggregate of US$25,000,000 in full settlement of the claims against CINAR and such other defendants.  The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States.  CINAR will record its portion of the settlement when such approval is granted.

As previously reported, on May 3, 2002, the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Co. and HighReach Learning Inc.  The settlement agreement provides that CINAR will pay seven plaintiffs an aggregate amount of US$19,850,000 (CDN$31,800,000) of which US$11,000,000 (CDN$17,600,000) was paid on May 2, 2002.  The balance is to be paid in installments over the next two years.  The plaintiffs agreed to surrender a total of 1,014,570 shares of the share capital of CINAR.  This settlement has been recorded in the first quarter consolidated figures of the Company.  The entire settlement amount was recorded as an increase to the deficit, however when the shares are redeemed by the Company, CDN$14,100,000 of this transaction will be recorded to share capital with a corresponding decrease in the deficit.

The financial information, which is the subject of this news release, is available on the Company’s web site (www.cinar.com).

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Contact:

Louise Sansregret, M.A., M.B.A.

Vice-President, Corporate Affairs & Corporate Secretary CINAR Corporation (514) 843-7070

lsansregret@cinar.com

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.).  Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

CINAR CORPORATION Consolidated Balance Sheet

(Unaudited)	February 28	November 30
(In thousands of CDN dollars)	2002	2001

ASSETS

Cash	$10,724	$12,085
Marketable securities and short term money market
investments	37,188	35,471
Amounts due from Globe-X Management Ltd.
(net of allowance of $57,120; 2001 - $57,966)	1,681	1,454
Accounts receivable	37,615	43,544
Income taxes recoverable	19,454	19,465
Tax credits refundable	25,468	25,245
Inventories	17,127	13,290
Film costs	17,171	18,414
Fixed assets	5,641	5,642
Acquired film libraries	6,163	6,433
Goodwill	92,974	92,167
Other assets	6,997	6,211
	$278,203	$279,421

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	52,325	56,504
Provision for claims settlement (Note 4b)	31,800	-
Deferred revenue	7,122	7,127
Future income taxes	3,266	3,417
Total liabilities	94,513	67,048

Shareholders' equity
Capital Stock	501,182	501,182
Issued and outstanding
5,233,402 Variable Multiple Voting (Class A) and
35,750,568 Limited Voting (Class B) shares
Cumulative translation adjustment	5,368	4,191
Deficit	(322,860)	(293,000)
Total shareholders' equity	183,690	212,373
	$278,203	$279,421

CINAR CORPORATION

Consolidated Statement of Operations and Deficit

( U n a u d i t e d )	3 months ended February 28
(In thousands of CDN dollars, except earnings per share)	2002	2001
Revenues
Entertainment	$5,770	$10,145
Educational Products	15,497	13,460
Total Revenues	21,267	23,605
Cost of sales
Entertainment	3,122	9,274
Educational Products	7,322	6,184
Total Cost of Sales	10,444	15,458
Gross Margin	10,823	8,147
Selling, general and administrative	9,305	10,004
Amortization of acquired film libraries	270	392
Amortization of fixed assets	591	627
Amortization of goodwill	896	969
Interest	30	731
Unusual Items	(1,246)	1,113
	9,846	13,836
Share of net earnings of equity investment	807	809
Earnings (loss) before income taxes	1,784	(4,880)
Provision for (recovery of) income taxes	(156)	1,641
Earnings (loss) before discontinued operations	$1,940	$(6,521)
Loss from discontinued operations	$-	$(1,132)
Net Income (loss)	$1,940	$(7,653)
Deficit - beginning of period	(293,000)	(250,977)
Claims settlement (Note 4b)	(31,800)	-

Deficit - end of period	$(322,860)	$(258,630)

Basic earnings (loss) per Variable Multiple Voting
(Class A) Share and Limited Voting (Class B) Share	$0.05	$(0.19)
(Note 3)

Weighted average number of Variable Multiple Voting
(Class A) and Limited Voting (Class B) shares outstanding
(in thousands)	40,984	40,984

CINAR CORPORATION

Consolidated Statement of Cash Flows

(Unaudited)
(In thousands of CDN dollars)	3 months ended February 28
	2002	2001

OPERATING ACTIVITIES
Net earnings (loss)	$1,940	$(7,653)
Items not affecting cash:
Amortization	1,757	1,988
Film costs amortization and write-downs	2,427	6,586
Share of net earnings of equity investment	(807)	(809)
Decrease in allowance for Globe-X	(846)	(1,032)
Future income taxes	-	(234)
Foreign exchange	(1,103)	(4)
	3,368	(1,158)
Decrease in accounts receivable	5,929	5,108
Increase in tax credits receivable	(223)	(478)
Increase in inventories	(3,837)	(3,695)
Additions to film costs	(1,184)	(3,193)
Decrease in accounts payable and accrued
liabilities and related party receivables	(4,179)	(1,163)
Decrease in deferred revenues	(5)	(1,314)
Decrease (increase) in income taxes receivable	11	(3,752)
Decrease (increase) in other assets	21	(153)
Cash used in operating activities	(99)	(9,798)

FINANCING ACTIVITIES
Repayment of term debt	-	(21,503)
Cash used in financing activities	-	(21,503)

INVESTING ACTIVITIES
Decrease (increase) in marketable securities and short term
money market investments	(1,717)	30,236
Repayments from Globe-X	1,722	1,689
Additions to fixed assets	(590)	(290)
Cash provided by (used in) investing activities	(585)	31,635

TRANSLATION ADJUSTMENT	(677)	1,512
Increase (decrease) in cash position	(1,361)	1,846
Cash position - beginning of period	$12,085	$7,154
Cash position - end of period	$10,724	$9,000

Cash position is comprised of:

Cash	$10,724	$9,249
Bank indebtedness	-	(249)
	$10,724	$9,000

CINAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation’s 2001 Annual Report. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

The results as at and for the three months ended February 28, 2001 previously released have been adjusted. The impact to net earnings is a decrease of $1,294,000.

1.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), using the same accounting policies as outlined in Note 3 of the consolidated financial statements for the year ended November 30, 2001, except as noted below.

Effective December 1, 2001, the Company adopted the new recommendations of the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee (AcSEC) Statement of Position 00-2, Accounting for Producers or Distributors of Films. The Statement of Position 00-2 replaces the Financial Accounting Standards Board (FASB) Statement  of Financial Accounting Standards No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. The application of the new standards did not have a material impact on the Company’s financial position or statement of operations and were not applied retroactively as retroactive application was not required.

2.

SEGMENTED INFORMATION  (in 000’s)

		2002	2001
Operating Revenues	Entertainment	$ 5,770	$10,145
	Education	15,497	13,460

EBITDA	Entertainment	(248)	(3,034)
before unusual items	Education	1,766	1,177

Net Earnings	Entertainment	1,177	(7,219)
	Education	763	(434)

Due to the nature of its markets, a significant amount of the Education revenues occur in the second and third quarters of the fiscal year.

3.

EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period. The fully diluted earnings per share has not been calculated, as it would be anti-dilutive.

4.

SUBSEQUENT EVENTS

a) On April 26, 2002 CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate US$ 25,000,000 in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States. CINAR will record its portion of the settlement when such approval is granted.

b) On May 3, 2002 the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Co. and HighReach Learning Inc. The settlement agreement provides that CINAR will pay seven plaintiffs an aggregate amount of US$ 19,850,000 (CDN$ 31,800,000) of which US$ 11,000,000 (CDN$ 17,600,000) was paid on May 2, 2002. The balance is to be paid in installments over the next two years. The plaintiffs agreed to surrender a total of 1,014,570 shares of the share capital of CINAR. This settlement has been recorded in the first quarter consolidated figures of the Company. The entire settlement amount was recorded as an increase to the deficit, however when the shares are redeemed by the Company, CDN$ 14,100,000 of this transaction will be recorded to share capital with a corresponding decrease in the deficit.